Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated February 25, 2011, with respect to the consolidated financial statements and schedules of Retail Opportunity Investments Corp., and the effectiveness of internal control over financial reporting of Retail Opportunity Investments Corp., included in its Annual Report (Form 10-K) for the year ended December 31, 2010, in Post-Effective Amendment No. 1 on Form S-3 to the Registration Statement (Form S-1/MEF No. 333-146777) and related Prospectus of Retail Opportunity Investments Corp., for the registration of 41,400,000 shares of its common stock upon exercise of its warrants.

New York, New York

February 8, 2012

/s/Ernst & Young LLP
Ernst & Young LLP